GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com


                                                                 August 22, 2005


Mr. Mark P. Shuman Branch Chief - Legal
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC  20549


      Re: BrightStar Information Technology Group, Inc. Preliminary Proxy Statement on Schedule 14A
            Filed August 3, 2005
            File No. 0 -23889
            -----------------

Dear Mr. Shuman:

      Reference is made to your comment letter, dated August 17, 2005 to our client, BrightStar Information Technology Group, Inc. (the "Company"), relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

      1. It does not appear that you have filed any of the agreements governing the terms of your April 14, 2005 transactions with Stellar McKim. Please file all such agreements required by Item 601 of Regulation S-B or Advise. Additionally, please confirm that the conversion rights associated with the Series A Preferred Stock are contingent upon shareholder approval of the increase in authorized shares, or advise.

      The agreements governing the terms of the April 14, 2005 transactions between the Company and Stellar McKim, LLC were filed with the Company's Current Report on Form 8-K filed April 15, 2005, Film No. 0575259 (the "Form 8-K"). The Stock Purchase Agreement between the Company and Stellar McKim, LLC was filed as
Exhibit 1 to the Form 8-K and the Certificate of Designations for the Series A Preferred Stock and Omnibus Agreement relating to the Company's outstanding notes were included as exhibits to said Stock Purchase Agreement.

Security Ownership of Certain Beneficial Owners and Management, page 5

      2. We note your indication that Stellar McKim, LLC and Ian Scott -Dunne beneficially own 94.5% of the Company's outstanding common stock. As it appears that such percentage ownership is contingent upon approval of the second proposal, please revise your disclosure to conform to the requirements of Rule 13d-3 of the Exchange Act. In this regard, we note that beneficial ownership with respect to common shares underlying convertible securities should be computed based on whether the convertible securities are convertible into common stock within 60 days. As the Series A Preferred Stock appears to be convertible only upon approval of the second proposal, there does not appear to be any guarantee: that the preferred stock is convertible within 60 days. Please revise here and throughout the document as necessary or advise.

      We have revised the disclosure on page 5 to exclude the shares issuable upon conversion of the Series A Preferred Stock from the numbers in the ownership table and to clarify in the footnotes to the table that the numbers do not include the shares which, assuming the Share Amendment is approved by the Company's stockholders, would be issuable upon conversion of the outstanding shares of Series A Preferred Stock.

Proposal 2-Adoption of the Share Amendment, page 17

      3. Please revise to explain how you chose the increased number of shares you will be authorized to issue if this proposal is approved. In this regard, we note that the proposed amendment would allow the issuance of almost 200 million shares in addition to those necessary for the conversion of the Series A Preferred Stock. Ensure that your revised proxy statement clearly indicates whether you have any current plans, proposals or arrangements with respect to the additional shares that will be authorized if this proposal is approved by shareholders.

      We have revised the disclosure to explain how we arrived at the number of shares the Company will be authorized to issue if the Share Amendment is approved and to indicate that there are currently no specific proposals or arrangements with respect to the additional shares.

      4. We note that if this proposal is approved, Stellar McKim will beneficially own over 90% of the company's common stock. Please revise the proxy statement to disclose that a consequence of the approval of this proposal is that the company could engage in a short-form merger of the type described in
Section 253 of the Delaware General Corporation Law, which would allow the company to "squeeze out" minority holders at a price determined without shareholder approval, and with appraisal rights as the only remedy for shareholders dissatisfied with such price. Additionally, disclose whether you have any current plans to engage in such transaction.

      We have revised the disclosure to include discussion of the ability to make use of Section 253 of the Delaware General Corporation Law as a consequence of the approval of the Share Amendment and have indicated that the Company does not have any current plans to engage in such a transaction.

Proposal 3-Adoption of the Split Amendment, page 18

      5. We note that this proposal concerns an amendment to the Company's Certificate of Incorporation that would allow the board to authorize forward and reverse stock splits without further stockholder approval. As Sections 242 and 102 of the Delaware General Corporation Law do not appear to allow this type of broad amendment, please explain the authority on which you rely to amend your Certificate of Incorporation in this manner.

      Pursuant to our telephone conversation with Ms. Sarah Kalin of your office, we have revised Proposal 3 to limit the Board's authority to the authorization, in its discretion, of a reverse stock split in a ratio within the range of one-for-two and one-for-ten, inclusive. We note that while Sections 242 and 102 of the Delaware General Corporation Law do not expressly provide for this type of amendment, they do not expressly prohibit such action, either. In addition, we have added discussion of the reasons for, procedures involved in, effects of and risks attendant to the Reverse Stock Split.

      6. Please revise to disclose whether the board has any current plans, proposals or arrangements to either increase or decrease the number of outstanding shares of the company. For example, we note that you believe this amendment is desirable partly because it would allow the board to increase the number of authorized and unissued shares available for issuance in connection with possible acquisitions. Do you have any current acquisition plans and have you begun discussions with any potential targets? Revise accordingly.


      We have revised the disclosure to indicate that, other than conversion of the outstanding shares of Series A Preferred Stock, there are currently no specific plans or arrangements to increase or decrease the number of outstanding shares of the Company. We supplementally advise you that certain members of the Acquisitions Committee of the Company's Board of Directors have engaged in preliminary discussions with two potential acquisition candidates; however, no letter of intent or other written agreement or statement has been signed or negotiated, nor any specific terms proposed, and we consider the discussions to be too tentative to be worthy of disclosure.

      In addition, in accordance with your request, on behalf of the company we represent as follows:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,

                                /s/ Diane L. Bodenstein
                                -----------------------

                                GUZOV OFSINK, LLC